UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 65)*

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,172,218 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,172,218 (1)
	10.	Shared Dispositive Power 101,268,648 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,440,866 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 33,037,062 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,259,850 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,259,850 (1)
	10.	Shared Dispositive Power 42,164,628 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,424,478 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,515,683 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,515,683 (1)
	10.	Shared Dispositive Power 101,268,648 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,784,331 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.6% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 33,037,062 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,515,683 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,515,683 (1)
	10.	Shared Dispositive Power 101,268,648 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,784,331 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.6% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 33,037,062 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,164,628 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,164,628 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,164,628 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, and 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 152,784,331 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,515,683 (1)
	10.	Shared Dispositive Power 101,268,648 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,784,331 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 33,037,062 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

This Amendment No. 65 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), JPP II, LLC, a Delaware limited liability company (“JPP II”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), JPP, LLC, a Delaware limited liability company (“JPP”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“On May 30, 2018, the Second Lien Borrowers elected to pay interest on the Second Lien Term Loan by increasing the principal amount of the Second Lien Term Loan. In connection with this election by the Second Lien Borrowers, the principal amount of the portion of the Second Lien Term Loan held by Partners and Mr. Lampert was increased accordingly, and no cash consideration was paid by either JPP or JPP II in connection with this increase to the principal amount of the Second Lien Term Loan. As a result of the foregoing, (i) JPP may acquire up to an additional 327,965 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock, and (ii) JPP II may acquire up to an additional 149,807 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock.

In a grant of shares of Holdings Common Stock by Holdings on May 31, 2018, pursuant to the Extension Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 159,575 shares of Holdings Common Stock. Mr. Lampert received the shares of Holdings Common Stock as consideration for serving as Chief Executive Officer, and no cash consideration was paid by Mr. Lampert in connection with the receipt of such shares of Holdings Common Stock.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On June 4, 2018, Holdings, through Sears, Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC (collectively, the “Consolidated RE Loan Borrowers”), entities wholly-owned and controlled, directly or indirectly by Holdings, entered into a Third Amended and Restated Loan Agreement (as amended and/or restated from time to time, the “Consolidated Loan Agreement”) with JPP, as agent, and JPP, JPP II and Cascade, as lenders (collectively, with any of their permitted successors and assigns, the “Consolidated RE Loan Lenders”), which amends and restates the existing Second Amended and Restated Loan Agreement, as amended.

Immediately prior to the effectiveness of the Consolidated Loan Agreement, an aggregate of approximately $779 million in loans were outstanding under both the existing Second Amended and Restated Loan Agreement, as amended, and the A&R Loan Facility Agreement, with an aggregate of approximately $322 million of those loans maturing on July 6, 2018. In connection with the Consolidated Loan Agreement, the aggregate principal amount of the loan outstanding under the Consolidated Loan Agreement was increased by approximately $186 million and Holdings concurrently repaid the approximately $186 million of loans outstanding under the A&R Loan Facility Agreement and terminated that agreement. In connection with terminating the A&R Loan Facility Agreement, the mortgages on the 13 real properties securing the A&R Loan Facility Agreement were released and these properties were pledged as collateral for the Consolidated Loan Agreement. Following the closing, the aggregate principal amount of the loan outstanding under the Consolidated Loan Agreement was approximately $779 million, which matures on July 20, 2020. In sum, the Consolidated Loan Agreement, together with the termination of the A&R Loan Facility Agreement, effectively resulted in the extension of approximately $322 million of loans to mature on July 20, 2020.

Approximately $93 million of the loan under the Consolidated Loan Agreement, which as of closing is held by Cascade, is structured as a “first out” tranche evidenced by promissory note “A” (“Note A”) and bears interest at LIBOR plus 6.50% per annum. The remainder of the loan under the Consolidated Loan Agreement is evidenced by promissory note “B” (“Note B”), which as of closing is held by JPP and bears interest at LIBOR plus 9.00% per annum.

The Consolidated RE Loan Borrowers paid approximately $1.6 million in upfront fees to the Consolidated RE Loan Lenders in connection with the entry into the Consolidated Loan Agreement. In addition, to the extent any portion of the loan evidenced by Note A remains outstanding on December 4, 2018, the Consolidated RE Loan Borrowers must pay the Consolidated RE Loan Lenders holding Note A an additional fee of 1.00% of the principal amount outstanding under Note A as of such date, and to the extent any portion of the loan evidenced by Note A remains outstanding on June 4, 2019, the Consolidated RE Loan Borrowers must pay the Consolidated RE Loan Lenders holding Note A an additional fee of 2.00% of the principal amount outstanding under Note A as of such date.

The loan under the Consolidated Loan Agreement is guaranteed by Holdings and is secured by a first priority lien on 69 real properties owned by the Consolidated RE Loan Borrowers, which include the 56 real properties securing the existing Second Amended and Restated Loan Agreement, as amended, as well as 13 real properties that previously secured the A&R Loan Facility Agreement. To the extent permitted under other debt of Holdings or its affiliates, the loan facility under the Consolidated Loan Agreement (the “Consolidated RE Loan Facility”) may be prepaid at any time in whole or in part, without penalty or premium. The Consolidated RE Loan Borrowers are required to apply the net proceeds of the sale of any real property collateral to repay the loan under the Consolidated Loan Agreement. Any such prepayments or repayments will be applied first to Note A until Note A is repaid in full, and then to Note B.

The Consolidated Loan Agreement includes certain representations and warranties, indemnities and covenants, including with respect to the condition and maintenance of the real property collateral. The Consolidated Loan Agreement has certain events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, and bankruptcy or insolvency proceedings. If there is an event of default, the Consolidated RE Loan Lenders may declare all or any portion of the outstanding indebtedness to be immediately due and payable, exercise any rights they might have under any of the Consolidated RE Loan Facility documents (including against the collateral), and require the Consolidated RE Loan Borrowers to pay a default interest rate equal to the greater of (i) 2.5% in excess of the base interest rate and (ii) the prime rate plus 1%. As permitted under the Consolidated Loan Agreement, the ESL Lenders may syndicate and/or participate all or a portion of the loans they provided under the Consolidated Loan Agreement from time to time to unaffiliated third parties on the same terms.

The foregoing description of the Consolidated Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Consolidated Loan Agreement, filed as Exhibit 99.68 hereto and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of June 5, 2018, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	152,440,866	(1)(2)	73.5	% (3)	51,172,218	(2)	0	51,172,218	(2)	101,268,648	(1)
JPP II, LLC	61,424,478	(4)(5)	36.2	% (6)	19,259,850	(4)	0	19,259,850	(4)	42,164,628	(5)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124		0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341		0
RBS Partners, L.P.	152,784,331	(1)(7)	73.6	% (3)	51,515,683	(7)	0	51,515,683	(7)	101,268,648	(1)
ESL Investments, Inc.	152,784,331	(1)(7)	73.6	% (3)	51,515,683	(7)	0	51,515,683	(7)	101,268,648	(1)
JPP, LLC	42,164,628	(5)	28.0	% (8)	42,164,628	(5)	0	0		42,164,628	(5)
Edward S. Lampert	152,784,331	(1)(7)	73.6	% (3)	152,784,331	(1)(7)	0	51,515,683	(7)	101,268,648	(1)

(1)	This number includes 33,037,062 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II.
(3)

This is based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, the 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, the 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, the 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and the 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP and is also the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(4)	This number includes 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(5)	This number includes 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(6)	This is based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(7)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 19,259,850 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(8)	This is based upon 108,311,922 shares of Holdings Common Stock outstanding as of May 25, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed by Holdings with the SEC on May 31, 2018, and 42,164,628 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (incorporated herein by reference to Exhibit 99.37 to the Amendment to Schedule 13D filed on May 24, 2017).

99.38	Amendment to Amended and Restated Loan Agreement, dated as of July 3, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.38 to the Amendment to Schedule 13D filed on July 10, 2017).

99.39	First Amendment to Second Lien Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).

99.40	Line of Credit Loan Proposal to JPP, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.40 to the Amendment to Schedule 13D filed on July 17, 2017).

99.41	Line of Credit Loan Proposal to JPP II, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.41 to the Amendment to Schedule 13D filed on July 17, 2017).

99.42	Line of Credit Lender Joinder Agreement, dated as of July 13, 2017, by and among JPP, LLC, and JPP II, LLC, Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, and JPP, LLC, in its capacity as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 99.42 to the Amendment to Schedule 13D filed on July 17, 2017).

99.43	Second Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 1, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2017).

99.44	Form of Assignment and Acceptance Agreement (incorporated herein by reference to Exhibit 99.44 to the Amendment to Schedule 13D filed on August 3, 2017).

99.45	Third Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 9, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2017).

99.46	Amended and Restated Loan Agreement, dated as of October 4, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2017).

99.47	Second Amended and Restated Loan Agreement, dated as of October 18, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2017).

99.48	Amendment to Second Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.49	Second Amendment to Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Sears Development Co., Innovel Solutions Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, collectively as borrower, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. collectively as initial lenders (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.50	Term Loan Credit Agreement, dated as of January 4, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto from time to time, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.51	Second Amendment to Second Lien Credit Agreement, dated as of January 9, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the guarantors party thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.52	Amendment to Term Loan Credit Agreement, dated as of January 29, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders and other entities party thereto, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018).

99.53	Third Amendment to Second Lien Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.54	Third Amendment to Term Loan Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.55	Second Amendment to Second Amended and Restated Loan Agreement, dated as of March 8, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2018).

99.56	Indenture, dated as of March 20, 2018, by and among Sears Holdings Corporation, the guarantors party thereto and Computershare Trust Company, N.A., as trustee (attaching form of 6 5/8% Senior Secured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.2 and 4.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.57	Second Supplemental Indenture, dated as of March 20, 2018, by and between Sears Holdings Corporation, as obligor, and Computershare Trust Company, N.A., as trustee (attaching form of 8% Senior Unsecured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.4 and 4.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.58	Fourth Amendment to the Second Lien Credit Agreement, dated as of March 20, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.59	Mezzanine Loan Agreement, dated as of March 14, 2018, among SRC Sparrow 2, LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.92 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.60	Fifth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.4 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.61	Sixth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.62	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.62 to the Amendment to Schedule 13D filed on March 23, 2018).

99.63	Fourth Amendment to Letter of Credit and Reimbursement Agreement, dated as of December 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.79 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.64	Fifth Amendment to Letter of Credit and Reimbursement Agreement, dated as of February 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 99.64 to the Amendment to Schedule 13D filed on April 23, 2018).

99.65	Sixth Amendment to Letter of Credit and Reimbursement Agreement, dated as of April 20, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC, Crescent 1, L.P., Canary SC Fund, L.P., CYR Fund, L.P. and CMH VI, L.P., as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 99.65 to the Amendment to Schedule 13D filed on April 23, 2018).

99.66	Letter from ESL Investments, Inc. to the Board of Directors of Sears Holdings Corporation, dated April 20, 2018 (incorporated herein by reference to Exhibit 99.66 to the Amendment to Schedule 13D filed on April 23, 2018).

99.67	Letter from ESL Investments, Inc. to the Special Committee of the Board of Directors of Sears Holdings Corporation, dated May 25, 2018 (incorporated herein by reference to Exhibit 99.67 to the Amendment to Schedule 13D filed on May 29, 2018).

99.68	Third Amended and Restated Loan Agreement, dated as of June 4, 2018, among Sears Holdings Corporation, as guarantor, the subsidiaries of Sears Holdings Corporation party thereto as borrower, JPP, LLC, as agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2018).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2018	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

JPP II, LLC

By: ESL Partners, L.P., as its sole member

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

JPP, LLC

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Sole Member

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired		Price Per Share
JPP, LLC	05/30/2018	Acquisition from Holdings of Second Lien Term Loans	327,965	(1)	(2)
JPP II, LLC	05/30/2018	Acquisition from Holdings of Second Lien Term Loans	149,807	(1)	(2)
Edward S. Lampert	05/31/2018	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	159,575		$0

(1)	Represents the number of shares of Holdings Common Stock that may be acquired within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock. Holdings’ obligations with respect to the Second Lien Term Loan may be converted into shares of Holdings Common Stock at the option of an eligible holder at a conversion rate of 200 shares of Holdings Common Stock per $1,000 in principal amount of indebtedness outstanding under the Second Lien Term Loan (subject to adjustment).
(2)	Holdings elected to pay interest on the Second Lien Term Loan in-kind by increasing the principal amount of the Second Lien Term Loan held by such reporting person.